December 4, 2009

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorite des marches financiers
Nova Scotia Securities Commission
New Brunswick Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re:	Alexco Resource Corp.
Consent of Qualified Person/Expert

I, Robert Vincent Scartozzi, L.Geo., do hereby consent to the public filing of the technical report entitled “Bellekeno Project – Updated Preliminary Economic Assessment Technical Report” dated December 2, 2009 (the “Technical Report”), in support of the news release of Alexco Resource Corp. dated November 11, 2009 (the “News Release”).

I also confirm that I have read the News Release as filed and that it fairly and accurately represents the information in the Technical Report.

Yours truly,

ORIGINAL SIGNED AND SEALED

Robert Vincent Scartozzi, L.Geo.